Exhibit 1

Efficacy Capital Ltd.
11622 El Camino Real, Suite 100
San Diego, CA 92130

October 10, 2006

Praecis Pharmaceuticals Incorporated
830 Winter Street
Waltham, MA 02451-1420

To:  The Board of Directors of Praecis Pharmaceuticals Incorporated

We are submitting this brief letter for you to consider prior to the next Praecis Board of Directors meeting.  We understand that at this meeting you may consider, among other matters, whether or not to continue the current business plan of the company or pursue other strategic options.

As our recent phone calls to various Board members have not been returned to date, we are writing in the interests of Praecis’ stockholders to urge the Board of Directors to consider strategic opportunities and alternatives that are presented to Praecis by third parties.  Specifically, we strongly recommend that you promptly evaluate in accordance with your fiduciary duties any third party proposals for the sale of all or a portion of the company, and carefully evaluate the potential benefits of such a transaction against the company’s current business plan, which involves continued significant expenditures on a highly speculative drug discovery technology.

As there is little stockholder representation on Praecis’ Board of Directors at this time, this letter is intended to help clarify your thinking as you seek to maximize stockholder value.  We are hopeful that you will take the opportunity at this upcoming meeting of the Board of Directors to direct the company to enter into a transaction that would maximize stockholder value, and to work collaboratively with your stockholders in connection with the consummation of such a transaction.

Sincerely yours,

Efficacy Capital Ltd.

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner